UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

PAPA MURPHY’S HOLDINGS, INC.

(Name of Subject Company)

PAPA MURPHY’S HOLDINGS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

698814100

(CUSIP Number of Class of Securities)

Victoria J. Tullett, Esq.

Chief Legal Officer and Corporate Secretary

Papa Murphy’s Holdings, Inc.

8000 NE Parkway Drive, Suite 350

Vancouver, WA 98662

(360) 260-7272

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven G. Rowles Shai Kalansky Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92130 United States of America (858) 720-5100	John R. Thomas Joe Bailey Perkins Coie LLP 1120 NW Couch Street, 10th Floor Portland, OR 97209 (503) 727-2000	Neil Kravitz Fasken 800, rue du Square-Victoria bureau 3700 Montréal, Québec H4Z 1E9 Canada (514) 397-7551

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Papa Murphy’s Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on April 25, 2019 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by MTY Columbia Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of MTY Franchising USA, Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding Shares at a purchase price equal to $6.45 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2019, and in the related Letter of Transmittal, in each case, as may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section immediately before the heading “Forward-Looking Statements.”:

“Litigation Related to the Transactions.

On April 30, 2019, Richard Scarantino, a purported stockholder, filed a putative class action lawsuit challenging disclosures made in connection with the Transactions in the United States District Court for the District of Delaware. The complaint is captioned Scarantino v. Papa Murphy’s Holdings Inc. et al., case number 1:19-cv-00791. The complaint names as defendants the Company, members of the Board, Merger Sub and Parent. The complaint alleges, among other things, that the Company and the Board violated provisions of the Exchange Act by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions, rescissory damages should the Transactions be consummated, and an award of attorneys’ and experts’ fees. The defendants believe that the complaint lacks merit.

On May 3, 2019, Evan Brown, a purported stockholder, filed a putative class action lawsuit challenging certain disclosures made in connection with the Transactions in the United States District Court for the Southern District of New York. The complaint is captioned Brown v. Papa Murphy’s Holdings Inc. et al., case number 1:19-cv-03984. The complaint names as defendants the Company and members of the Board. The complaint alleges, among other things, that the Company and the Board violated provisions of the Exchange Act by making untrue statements of material fact or failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions, rescissory damages should the Transactions be consummated, and an award of attorneys’ and experts’ fees. The defendants believe that the complaint lacks merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2019

PAPA MURPHY’S HOLDINGS, INC.

By:	/s/ Nik Rupp
Name:	Nik Rupp
Title:	Chief Financial Officer